FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy card issued in connection with the proxy statement to shareholders published on May 4, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 8, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Yael Shofar and Daniel Neiger, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on 8th, June, 2017 at 2 p.m. (Israel time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

June 8, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

˜   Please detach along perforated line and mail in the envelope provided. ˜

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND
“FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEMS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
							FOR	AGAINST	ABSTAIN
(1)	To re-elect seven members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified.				(2)	To elect Mr. Elyezer Shkedy to serve as an external director effective as of the date of the Meeting for a three-year term.	☐	☐	☐
		FOR	AGAINST	ABSTAIN			YES	NO
	Dov Baharav (re-elect)	☐	☐	☐		DO YOU HAVE A PERSONAL INTEREST IN ITEM 2 ABOVE?	☐	☐
	Amiram Boehm (re-elect)	☐	☐	☐		ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
	Ishay Davidi (re-elect)	☐	☐	☐			FOR	AGAINST	ABSTAIN
	Amir Ofek (re-elect)	☐	☐	☐	(3)	Subject to his election under Item 2 as an external director, to approve the grant of options to Mr. Elyezer Shkedy upon commencement of his term of service.	☐	☐	☐
	Aylon (Lonny) Rafaeli (elect)	☐	☐	☐
	Meir Shamir (re-elect)	☐	☐	☐
	Dafna Sharir (re-elect)	☐	☐	☐			YES	NO
						DO YOU HAVE A PERSONAL INTEREST IN ITEM 3 ABOVE?	☐	☐
						ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
							FOR	AGAINST	ABSTAIN
					(4)	To amend our compensation policy for the Company’s directors and officers.	☐	☐	☐
							YES	NO
						DO YOU HAVE A PERSONAL INTEREST IN ITEM 4 ABOVE?	☐	☐
						ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
							FOR	AGAINST	ABSTAIN
(5)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2017, and for such additional period until the next annual general meeting of shareholders.
							☐	☐	☐

Items 2, 3 and 4 require an indication of “Personal Interest” in the  resolution and whether the  undersigned is a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law).

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder”, please see the explanation in Proposal II of the Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear  on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.